                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934*

                          Edge Petroleum Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  279862 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                John Sfondrini
                         36 Catoonah Street, Unit #16
                                 P.O. Box 1248
                         Ridgefield, Connecticut 06875
                                (203) 894-8244
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 3, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


        John Sfondrini
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [ ]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                    [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES OF AMERICA
------------------------------------------------------------------------------
                          SOLE VOTING POWER            278,247 Shares
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER          982,503 Shares
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER       278,247 Shares
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER     982,503 Shares
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            1,260,750 Shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            17.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)   IN
14


------------------------------------------------------------------------------

-----------------------
CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Napamco, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [ ]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                    [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut

------------------------------------------------------------------------------
                          SOLE VOTING POWER                -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              113,650 Shares
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           -0-
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         113,650 Shares
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            113,650 Shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            1.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)   CO
14


------------------------------------------------------------------------------

-----------------------
CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Napamco, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [ ]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                    [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York

------------------------------------------------------------------------------
                          SOLE VOTING POWER                -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              868,853 Shares
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           -0-
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         868,853 Shares
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            868,853 Shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            11.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)   CO
14


------------------------------------------------------------------------------

-----------------------
CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edge Holding Company Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [ ]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                    [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut

------------------------------------------------------------------------------
                          SOLE VOTING POWER                -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              858,853 Shares
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           -0-
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         858,853 Shares
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            858,853 Shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            11.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)   PN
14


------------------------------------------------------------------------------

-----------------------
CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edge Group Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [ ]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                    [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut

------------------------------------------------------------------------------
                          SOLE VOTING POWER                -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              42,896 Shares
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           -0-
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         42,896 Shares
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            42,896 Shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                     [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            0.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)   PN
14


------------------------------------------------------------------------------

-----------------------
CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edge I Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [ ]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                    [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut

------------------------------------------------------------------------------
                          SOLE VOTING POWER                -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              -0-
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           -0-
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         -0-
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            -0-

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            -0-

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)   PN
14


------------------------------------------------------------------------------

-----------------------
CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edge II Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [ ]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                    [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut

------------------------------------------------------------------------------
                          SOLE VOTING POWER                -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              -0-
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           -0-
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         -0-
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            -0-

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            -0-

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)   PN
14


------------------------------------------------------------------------------

-----------------------
CUSIP NO. 279862 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edge III Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [ ]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)
                                                                    [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut

------------------------------------------------------------------------------
                          SOLE VOTING POWER                -0-
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER              -0-
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER           -0-
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER         -0-
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            -0-

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            -0-

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)   PN
14


------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Edge Petroleum Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Texaco Heritage Plaza, 1111 Bagby, Suite 2100, Houston, Texas 77002.

Item 2.   Identity and Background

          This statement is filed by John Sfondrini ("Mr. Sfondrini"), Napamco, Ltd., a Connecticut corporation that is wholly owned by Mr. Sfondrini ("Connecticut Napamco"), Napamco, Ltd., a New York corporation that is wholly owned by Mr. Sfondrini ("New York Napamco" and collectively with Connecticut Napamco, "Napamco"), Edge Holding Company Partnership, a Connecticut limited partnership ("Edge Holding Company"), Edge Group Partnership, a Connecticut general partnership ("Edge Group"), Edge I Limited Partnership, a Connecticut limited partnership ("Edge I"), Edge II Limited Partnership, a Connecticut limited partnership ("Edge II"), and Edge III Limited Partnership, a Connecticut limited partnership ("Edge III" and collectively with Mr. Sfondrini, Connecticut Napamco, New York Napamco, Edge Holding Company, Edge Group, Edge I and Edge II, the "Sfondrini Parties"). Mr. Sfondrini and New York Napamco are the general partners of Edge Holding Company. Mr. Sfondrini and Connecticut Napamco are the general partners of each of Edge I and Edge III. Mr. Sfondrini is the general partner of Edge II. Edge I, Edge II and Edge III are the general partners of Edge Group. Mr. Sfondrini is the sole director and sole executive officer of each of Connecticut Napamco and New York Napamco. Mr. Sfondrini is a citizen of the United States of America, and his principal occupation and employment is managing various general and limited partnerships that invest primarily in the oil and natural gas industry. Mr. Sfondrini is a director of the Company. The principal business of each of New York Napamco and Connecticut Napamco is holding general partner interests in and operating limited partnerships that have interests in or invest in the oil and gas industry. The principal business of Edge Holding Company is holding its shares of Common Stock and holding oil and natural gas interests. The principal business of each of Edge I, Edge II and Edge III is holding its general partner interest on Edge Group. The principal business of Edge Group is holding its shares of Common Stock and holding other interests in the oil and natural gas industry. Pursuant to the partnership agreement of Edge Holding Company, a copy of which has been filed as Exhibit A hereto and is incorporated herein by reference, and pursuant to the partnership agreements of Edge I, Edge II and Edge III, Mr. Sfondrini, Connecticut Napamco and/or New York Napamco, as the case may be, as the general partners of such partnerships, have the right to control such entities as their general partners, subject to certain exceptions specified in such partnership agreements. Pursuant to the partnership agreement of Edge Group and Connecticut general partnership law, each of Edge I, Edge II and Edge III have the right to control such entities as Edge Group's general partners. The business address of Mr. Sfondrini and the address of the principal business of each of Connecticut Napamco, New York Napamco, Edge Holding Company, Edge Group, Edge I, Edge II and Edge III is 36 Catoonah Street, Unit #16, P.O. Box 1248, Ridgefield, Connecticut 06875. During the last five years, none of the Sfondrini Parties has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See Item 4, Purpose of Transaction, and Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION

          On March 3, 1997, the Company issued 293,381 shares of Common Stock to Mr. Sfondrini, 75,305 shares of Common Stock to Connecticut Napamco, 10,000 shares of Common Stock to New York Napamco, 858,853 shares of Common Stock to Edge Holding Company and 42,896 shares of Common Stock to Edge Group pursuant to an Amended and Restated Combination Agreement dated as of January 13, 1997 (the "Combination Agreement"), among the Company, Edge Petroleum Corporation, a Texas corporation ("Old Edge"), Edge Group II Limited Partnership, a Connecticut limited partnership ("Edge Group II"), Gulfedge Limited Partnership, a Texas limited partnership ("Gulfedge"), Edge Mergeco, Inc., a Texas corporation ("Mergeco"), and Edge Group, a copy of which has been filed as Exhibit B hereto and is incorporated herein by reference, and as contemplated by the Company's Registration Statement on Form S-4 (Registration No. 333-17269), as amended (the "Form S-4 Registration Statement"). 378,686 of the shares of Common Stock issued to Mr. Sfondrini, Connecticut Napamco and New York Napamco were issued pursuant to an exchange offer by the Company to the general and limited partners of Edge Group II in which such partners exchanged their interests in Edge Group II for shares of Common Stock. Pursuant to a Waiver and Clarification of Agreements dated as of November 27, 1996 among Napamco, Mr. Sfondrini, James C. Calaway and David B. Benedict (the "Waiver and Clarification of Agreements"), a copy of which has been filed as Exhibit C hereto and is incorporated herein by reference, Mr. Sfondrini, Connecticut Napamco and New York Napamco transferred an aggregate of 19,685 shares of Common Stock out of the 378,686 shares of Common Stock they received in exchange for the general partner interests in Edge Group II pursuant to the Combination Agreement to persons who were entitled to receive a portion of the proceeds of any exchange of such general partner interests for any equity interest in another entity. After taking into account the foregoing transfers, Mr. Sfondrini received 278,247 shares of Common Stock, Connecticut Napamco received 70,754 shares of Common Stock and New York Napamco received 10,000 shares of Common Stock in exchange for their general and limited partner interests in Edge Group II. The 858,853 shares of Common Stock issued to Edge Holding Company were issued in a merger of Old Edge with Mergeco, a wholly owned subsidiary of the Company organized solely to effect the merger, in respect of 38,500 shares of common stock of Old Edge held by Edge Holding Company. The 42,896 shares of Common Stock issued to Edge Group were issued pursuant to a purchase from Edge Group by the Company of its interest in Edge Joint Venture II, a Texas general partnership (the "Joint Venture"). On March 3, 1997, the Company also granted options for 8,000 shares of Common Stock to Mr. Sfondrini pursuant to the Company's Incentive Plan, a copy of which has been filed as Exhibit D hereto and is incorporated herein by reference. Such options are exercisable in cumulative annual increments of one-fifth of the total number of shares of Common

Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $16.50 per share and expire ten years from the date of their issuance.

          The Sfondrini Parties will review on a continuous basis their investment in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Sfondrini Parties may in the future take such actions in respect of their investment in the Common Stock as they deem appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares they now beneficially own or disposing of shares. Edge Holding Company may, after August 25, 1997, sell shares of Common Stock which it holds and/or distribute shares to its partners pursuant to the registration rights agreement described in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, or otherwise. Whether or not such shares are sold and/or distributed will depend on a variety of factors including the circumstances existing at such time. Additionally, after August 25, 1997, Mr. Sfondrini may sell a portion of the 278,247 shares of Common Stock which he currently holds, although any decision to sell and the number of shares sold, if any, will depend on a variety of factors including the circumstances existing at such time. Any sales or any other dispositions by any of the Sfondrini Parties could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. Additionally, it is possible that the Sfondrini Parties could seek to acquire additional shares, although they have no current plans to do so, other than through employee benefit plans or arrangements with the Company. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Shares may be transferred from time to time among the Sfondrini Parties, to partners or other equity holders of the Sfondrini Parties and to other entities or trusts controlled by any of them or to family members. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, the Sfondrini Parties may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, the obligations of, cash and financial resources and needs of and other business opportunities available to the Sfondrini Parties, developments with respect to the Sfondrini Parties' businesses, general economic conditions, the market price for shares of Common Stock and stock market conditions.

          The partnership agreement of Edge Holding Company provides that Mr. Sfondrini and New York Napamco, as its general partners, are entitled to receive certain management fees and certain promoted after-payout interests. Pursuant to a letter agreement dated February 16, 1989 between Mr. Sfondrini and Richard S. Dale, the Company's Controller, Treasurer and Secretary, a copy of which has been filed as Exhibit E hereto and is incorporated herein by reference, Mr. Sfondrini transferred to Mr. Dale the right to receive 8% of distributions received by Mr. Sfondrini with respect to such after-payout interest. Mr. Dale subsequently transferred (i) the right to receive 2% of such distributions made with respect to such after-payout interest to Mr. David B. Benedict, a director of the Company, (ii) the right to receive 4% of such distributions made with respect to such after-payout interest to Mrs. Marilyn Raphael, the wife of Mr. Stanley S. Raphael, a director of the Company, and (iii) the right to receive 2% of distributions made with respect to such after-payout interest to Mr. Michael Flax, the son of Mrs. Raphael.

          Dispositions of the 1,260,750 shares of Common Stock received by the Sfondrini Parties pursuant to the Combination Agreement are restricted (subject to certain limitations) by the Company's Bylaws, a copy of which has been filed as Exhibit F hereto and is incorporated herein by reference, until August 25, 1997 without the prior written consent of the underwriters for the IPO and the Company. Additionally, in a Lock-up Agreement dated February 24, 1997 of Mr. Sfondrini (the "Lock-up Agreement"), a copy of which has been filed as Exhibit G hereto and is incorporated herein by reference, delivered pursuant to the Underwriting Agreement of the Company dated February 25, 1997, Mr. Sfondrini agreed not to sell (subject to certain limitations) any shares of Common Stock until August 25, 1997 (180 days after February 25, 1997 (the date of the Prospectus of the Company (the "Prospectus") relating to the initial public offering of shares of Common Stock (the "IPO") as described in the Company's Registration Statements on Form S-1 (Registration Nos. 333-17267 and 333-22363), as amended (collectively, the "Form S-1 Registration Statement")) without the prior written consent of the underwriters for the IPO.

          Except as set forth in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, the Sfondrini Parties have no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (h) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          As of March 3, 1997, Mr. Sfondrini beneficially owned an aggregate of 1,260,750 shares of Common Stock (approximately 17.1% of the 7,351,932 shares outstanding, determined by reference to the approximately 7,351,932 shares of Common Stock the Company reported in the Prospectus would be outstanding following the consummation of the Combination Agreement, assuming no exercise of the underwriters' overallotment option).

          Except as set forth in this Schedule 13D, to the best of each of the Sfondrini Parties' knowledge, none of the Sfondrini Parties have effected any transaction in Common Stock during the past sixty days.

          Mr. Sfondrini owns all of the outstanding capital stock of, and is the sole director and executive officer of, each of Connecticut Napamco and New York Napamco. Mr. Sfondrini has the sole power to vote and dispose of the Common Stock held by each of Connecticut Napamco and New York Napamco and therefore may be deemed to be the beneficial owner of such Common Stock.

          Pursuant to the partnership agreement of Edge Group, each of Edge I, Edge II and Edge III have the power to vote and dispose of the Common Stock held by Edge Group. Pursuant to the partnership agreement of Edge Holding Company, each of Mr. Sfondrini and New York Napamco have the power to vote and dispose of the Common Stock held by Edge Holding Company. Each of Mr. Sfondrini and New York Napamco may therefore be deemed to be the beneficial owner of the shares held by Edge Holding I Company. Pursuant to the partnership agreements of Edge I, Edge II and Edge II, each of Mr. Sfondrini and/or Connecticut Napamco have the power to vote and dispose of the Common Stock held by Edge Group. Each of Mr. Sfondrini and Connecticut Napamco may therefore be deemed to be the beneficial owner of the shares held by Edge Group. As a result of the foregoing, a group consisting of the Sfondrini Parties may be deemed to exist pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such group would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of March 3, 1997 be deemed to beneficially own an aggregate of 1,260,750 shares of Common Stock or approximately 17.1% of the foregoing total number of shares reported to be outstanding (based in part on information provided by the Company). Mr. Sfondrini, Connecticut Napamco and New York Napamco each disclaim beneficial ownership of the shares of Common Stock held by Edge Holding Company and Edge Group, and nothing herein shall be deemed an admission that a group exists.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement or between such persons and any person with respect to any securities of the Company.

          The Company was formed in August 1996 as a subsidiary of Old Edge. Prior to consummation of the Combination Agreement, Old Edge conducted its operations through the Joint Venture. Interests in the Joint Venture were held by Old Edge, Edge Group II, Gulfedge and Edge Group. On March 3, 1997, pursuant to the Combination Agreement and as contemplated by the Form S-4 Registration Statement, the Company acquired, directly or indirectly, all of the interests in the Joint Venture through its completion of (i) a merger of Old Edge with Mergeco, a wholly owned subsidiary of the Company organized solely to effect the merger, in which the shareholders of Old Edge (including Edge Holding Company) received Common Stock, (ii) an exchange offer to the general and limited partners of Edge Group II

(including Mr. Sfondrini, Connecticut Napamco and New York Napamco) in which such partners exchanged their interests in Edge Group II for Common Stock, (iii) an exchange offer to the limited partners of Gulfedge in which such limited partners exchanged their interests in Gulfedge for Common Stock and (iv) a purchase from Edge Group of its interests in the Joint Venture for consideration consisting of Common Stock. The closing of the transactions under the Combination Agreement occurred simultaneously with the closing of the sale of 2,400,000 shares of Common Stock pursuant to the Company's IPO as described in the Form S-1 Registration Statement.

          The current directors of the Company are John E. Calaway, James D. Calaway, Vincent Andrews, David B. Benedict, Nils P. Peterson, Stanley S. Raphael, John Sfondrini and Robert W. Shower. Prior to the consummation of the Combination Agreement, the Company's sole stockholder at such time (Old Edge, of which Mr. Sfondrini was at such time and currently is a director) appointed each of such directors to the Board of Directors of the Company (except for Mr. Shower, who was appointed by the Board of Directors of the Company).

          Pursuant to the Company's Incentive Plan, on March 3, 1997, the Company granted options for 8,000 shares of Common Stock to Mr. Sfondrini. Such options are exercisable in cumulative annual increments of one-fifth of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $16.50 per share and expire ten years from the date of their issuance. Mr. Sfondrini will be deemed to be the beneficial owner of such shares 60 days prior to the exercisability of the options related to such shares.

          The Company's Bylaws restrict the disposition of the 1,260,750 shares of Common Stock received by the Sfondrini Parties pursuant to the Combination Agreement (subject to certain limitations) until August 25, 1997 without the prior written consent of the underwriters for the Company's IPO and the Company. The Lock-up Agreement restricts the disposition by Mr. Sfondrini of shares of Common Stock until August 25, 1997 (subject to certain limitations) without the prior written consent of the underwriters for the Company's IPO.

          Pursuant to a Registration Rights Agreement dated as of January 13, 1997 between Edge Holding Company and the Company (the "Registration Rights Agreement"), a copy of which has been filed as Exhibit H hereto and is incorporated herein by reference, upon the request of Edge Holding Company, the Company is required to file a registration statement under the Securities Act to register the 858,853 shares of Common Stock issued to Edge Holding Company pursuant to the Merger for distribution to the partners of Edge Holding Company. Such request may not be made before September 3, 1997 (six months after the closing of the IPO). The Registration Rights Agreement will terminate on December 31, 1998, or earlier in certain circumstances.

          Pursuant to the Waiver and Clarification of Agreements, Mr. Sfondrini and Napamco transferred a portion of the shares of Common Stock they received in exchange for the general partner interests in Edge Group II pursuant to the Combination Agreement to persons who were entitled to receive a portion of the proceeds of any exchange of such general partner interests for any equity interest in another entity. Such shares were transferred as follows: (i) 1,299 shares to Mr. James C. Calaway as the lender and 2,517 shares to Southwest Minerals, Inc. Defined Pension Plan, 4,615 shares to Calaway Petroleum Int., Inc., 1,343 shares to Mr. Michael

Gottesman, 1,007 shares to Antwerp Diamond Distributors, Inc., 1,015 shares to Geiger Energy and Technology Employee Retirement Fund and 403 shares to Mr. Joel Davis as the participants pursuant to a Loan Agreement dated April 7, 1991 between Mr. Sfondrini and Napamco and Mr. James C. Calaway; (ii) 2,741 shares to Mr. James C. Calaway as the lender and 457 shares to Ms. Toby Gottesman as the participant pursuant to a Loan Agreement dated October 1, 1993 between Mr. Sfondrini and Napamco and Mr. James C. Calaway, as amended; (iii) 2,057 shares to Mr. James C. Calaway pursuant to the Addendum to Loan Agreement dated April 26, 1994 by and among Ms. Sfondrini and Napamco and Mr. James C. Calaway as the lender thereunder; and (iv) 2,231 shares to Mr. David B. Benedict pursuant to a Loan Agreement dated February 17, 1993, as amended on March 4, 1996, between
Mr. Sfondrini and Napamco and Mr. Benedict.

          Pursuant to a promissory note dated February 26, 1997 by Mr. Sfondrini to Raymond James & Associates, Inc. (the "Loan Document"), a copy of which has been filed as Exhibit I hereto and is incorporated herein by reference, Mr. Sfondrini pledged 91,000 shares of Common Stock to Raymond James & Associates, Inc. to secure borrowings of $650,000 by Mr. Sfondrini thereunder.

          The foregoing are summaries of certain provisions of the Combination Agreement, the Waiver and Clarification of Agreements, the Company's Incentive Plan, the Company's Bylaws, the Lock-up Agreement, the Registration Rights Agreement and the Loan Document, copies of which have been filed as Exhibits B, C, D, F, G, H and I hereto, respectively, and are incorporated by reference herein; and such summaries are qualified by, and subject to, the more complete information contained in such agreements.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A.  Agreement of Limited Partnership of Edge Holding Company
                      dated February 1989 by and among Mr. Sfondrini, New York Napamco and the limited partners party thereto.

          Exhibit B.  Amended and Restated Combination Agreement dated as of
                      January 13, 1997 among the Company, Old Edge, Edge Group II, Gulfedge, Mergeco and Edge Group (Incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4 (Registration No. 333-17269)).

          Exhibit C.  Waiver and Clarification of Agreements dated as of
                      November 27, 1996 among Napamco, Mr. Sfondrini, James C. Calaway and David B. Benedict.

          Exhibit D.  Incentive Plan of the Company (Incorporated by reference to Exhibit 10.9 to the Company's Registration statement on Form S-4 (Registration No. 333-17269)).

          Exhibit E.  Letter agreement dated February 16, 1989 between
                      Mr. Sfondrini and Richard S. Dale.

          Exhibit F.  Bylaws of the Company (Incorporated by reference to
                      Exhibit 3.2 to the Company's Registration Statement on Form S-4 (Registration No. 333-17269)).

          Exhibit G.  Lock-up Agreement dated February 24, 1997 of
                      Mr. Sfondrini.

          Exhibit H.  Registration Rights Agreement dated as of January 13, 1997 between Edge Holding Company and the Company (Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-4 (Registration No. 333-17269)) .

          Exhibit I. Promissory note dated February 26, 1997 by Mr. Sfondrini to Raymond James & Associates, Inc. and related agreement with respect to margin loan.

          Exhibit J.  Joint Filing Agreement dated March 13, 1997 among the
                      Sfondrini Parties.

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 1997.


                                     /s/ John Sfondrini
                                     ________________________________________
                                     John Sfondrini


                                     NAPAMCO, LTD., a Connecticut corporation



                                     By:  /s/ John Sfondrini
                                         ____________________________________
                                         John Sfondrini
                                         President


                                     NAPAMCO, LTD., a New York corporation



                                     By:  /s/ John Sfondrini
                                         ____________________________________
                                         John Sfondrini
                                         President


                                     EDGE HOLDING COMPANY PARTNERSHIP



                                     By:  /s/ John Sfondrini
                                         ____________________________________
                                         John Sfondrini
                                         General Partner

                                     EDGE GROUP PARTNERSHIP

                                     By:  Edge I Limited Partnership,
                                          Edge II Limited Partnership and
                                          Edge III Limited Partnership
                                          General Partners



                                     By:  /s/ John Sfondrini
                                         ____________________________________
                                         John Sfondrini
                                         General Partner


                                     EDGE I LIMITED PARTNERSHIP



                                     By:  /s/ John Sfondrini
                                         ____________________________________
                                         John Sfondrini
                                         General Partner


                                     EDGE II LIMITED PARTNERSHIP



                                     By:  /s/ John Sfondrini
                                         ____________________________________
                                         John Sfondrini
                                         General Partner


                                     EDGE III LIMITED PARTNERSHIP



                                     By:  /s/ John Sfondrini
                                         ____________________________________
                                         John Sfondrini
                                         General Partner